August 5, 2008

Mr. Doyle L. Arnold
Vice Chairman and Chief Financial Officer
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, UT 84111

Re: Zions Bancorporation
**   Form 10-K for the Fiscal Year Ended December 31, 2007**
**   Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
**   File No. 001-12307**

Dear Mr. Arnold:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Hugh West
                                        Accounting Branch Chief